Via Facsimile and U.S. Mail
Mail Stop 6010

March 5, 2007

Mr. James R. Sulat
President and Chief Executive Officer
Memory Pharmaceuticals Corp.
100 Philips Parkway
Montvale, NJ   07645

Re: **Memory Pharmaceuticals Corp.**
       Form 10-K for Fiscal Year Ended December 31, 2005
       Filed on March 31, 2006
       File No. 000-50642

Dear Mr. Sulat:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief
                                        Accountant